Exhibit 99.4

Vedanta Limited

Q1 FY2018 Results

25 July 2017

Results conference call details are on the last page of this document

Elements for a Sustainable Future

Cautionary Statement and Disclaimer

The views expressed here may contain information derived from statement involves risk and uncertainties, and that, although we publicly available sources that have not been independently verified. believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions No representation or warranty is made as to the accuracy, could prove to be inaccurate and, as a result, the forward-looking completeness, reasonableness or reliability of this information. Any statement based on those assumptions could be materially forward looking information in this presentation including, without incorrect. limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be This presentation is not intended, and does not, constitute or form incorrect. This presentation should not be relied upon as a part of any offer, invitation or the solicitation of an offer to recommendation or forecast by Vedanta Resources plc and Vedanta purchase, otherwise acquire, subscribe for, sell or otherwise dispose Limited and any of their subsidiaries. Past performance of Vedanta of, any securities in Vedanta Resources plc and Vedanta Limited and Resources plc and Vedanta Limited and any of their subsidiaries any of their subsidiaries or undertakings or any other invitation or cannot be relied upon as a guide to future performance. inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form This presentation contains ‘forward-looking statements’ – that is, the basis of, or be relied on in connection with, any contract or statements related to future, not past, events. In this context, investment decision. forward-looking statements often address our expected future business and financial performance, and often contain words such as ‘expects,’ ‘anticipates,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ or ‘will.’ Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 2

Contents

Section Presenter Page

Strategic Update Tom Albanese, CEO 4

Financial Update Arun Kumar, CFO 9

Tom Albanese, CEO

Business Review 16 Sudhir Mathur, Acting CEO—Cairn Oil & Gas

Q & A 26

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 3

Vedanta Limited

Q1 FY2018 Results

25 July 2017

Strategic Update

Tom Albanese

Chief Executive Officer

Empowering Growth

Sustainable Development

Building a Zero Harm Culture

- **Safety**
  - Zero fatalities during Q1 FY18
  - High Potential (HIPO) Incident reduced by 38% over Q1 previous year.
  - "Crane and lift" Safety Performance standard and guidance note launched
  - Vedanta Safety Performance Standard lead assessor training initiated
- **Environment**
  - Contaminated site management training program conducted for the business; draft standard developed for the group
  - Water risk assessment program for the group launched
- **Social Licence to Operate**
  - Received 'CSR Project of the Year' by India CSR Network for our flagship Nandghar Project
  - 95 Nandghars: 76 operational and 19 under development

LTIFR *(per million man-hours worked)*


0.89
0.52
0.41
0.43
0.49
0.40
0.37
FY2012
FY2013
FY2014
FY2015
FY2016
FY2017
Q1 FY2018

Note: ICMM 2014 methodology adopted from FY2016 onwards



Vedanta's signature project 'Nandghar'

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION

5

Q1 FY2018 Results Highlights

Operations:

- Higher zinc-lead and silver volumes at Zinc India
- Gamsberg zinc project on track for mid CY18 production
- Aluminium exit production run-rate of 1.4mtpa (stabilized)
- Continued strong contribution from Mangala EOR; improved costs despite increased EOR production
- TSPL plant restarted in end Jun 2017
- Production guidance for FY 2018 unchanged

Financial:

- EBITDA at Rs. 4,965 crore, up 40% y-o-y
- EBITDA margin[1] of 36%, up from 32% in Q1 FY2017
- Attributable PAT of Rs. 1,525 crore, up 102% y-o-y
- Cumulative cost and marketing savings of US$ 856mn over last 9 quarters
- Gross debt reduced by Rs. 6,288[2] crore; further reduction of c. Rs. 2,500 crore post June 30, 2017.

Group EBITDA Mix



Q1 FY2018
Rs. 4,965 crore
54%
28%
11%
2%
4%
1%
Q1 FY2017
Rs. 3,539 crore
38%
22%
8%
10%
12%
10%
Zinc
Oil & Gas
Aluminium
Power
Copper
Iron Ore

Divisional EBITDA	Q1 FY2018	Q1 FY2017
Zinc India	2,369	1,077
Zinc – Intl.	321	251
Oil & Gas	1,385	794
Aluminium	528	269
Power	110	338
Copper – India	213	441
Iron Ore	40	363
Others	(1)	6

Notes: 1. Excludes custom smelting at Copper and Zinc India operations
2. Excludes change in Zinc India temporary borrowing from Rs 7,908 crore (Q4 FY 2017) to Rs 6,959 crore and Preference shares of Rs 3,010 crore issued pursuant to Cairn merger

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 6

Delivering on our Strategic Priorities

Strategic Priorities Focus Areas for FY2018

Production growth

? Continued production ramp up

? Commence production at Gamsberg by mid CY2018

? Continue to improve business efficiencies

Deleveraging

? Efficiently refinance upcoming maturities, lower interest costs

? Delever further to reduce gross debt? Shareholder returns: Dividend policy announced

Group

Simplification

? Realise benefits of the Vedanta Ltd – Cairn India merger

Preserve

License to

Operate

? Implement best practices for Zero Harm, Zero Discharge, Zero Waste

? Continued reduction of GHG emissions and carbon footprint

Identify next generation of

Resources

? Leverage expertise of central mining exploration group

? Optimize oil exploration activities, while preserving growth options

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 7

Capital Allocation: Focus on Shareholder Returns

World class assets and operational excellence to deliver strong and sustainable cash flows

Production growth and asset optimization

Strong Shareholder Returns Maintain Strong Balance Sheet Grow Existing Businesses

Announced dividend policy at Continued reduction of gross Focus on full capacity Vedanta Ltd debt utilisation and production growth in existing businesses—pass through of HZL’s regular dividend, plus Target for AA+ rating from—minimum 30% pay out of current AA rating (CRISIL) Any investment opportunities to clear hurdle rate of return Attributable PAT (ex HZL PAT)

HZL dividend policy—minimum 30% pay out

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 8

CAPITAL MARKETS DAY, MARCH 2015

Vedanta Limited

Q1 FY2018 Results

25 July 2017

Financial Update

Arun Kumar

Chief Financial Officer

Value Creation

Q1 FY2018: Robust Profitability and Balance Sheet

- EBITDA higher 40% y-o-y, driven by higher commodity prices, higher volumes and cost savings
  - Lower q-o-q on account of lower volumes & commodity prices
- Gross debt reduced by Rs. 6,288[1] Crore; further reduction of Rs.2,500 Crore post June 30, 2017
- Net debt higher primarily due to dividend payouts in April 2017

Rs. crore or as stated	Q1 FY2018	Q1 FY2017	Change	Q4 FY2017	Change
EBITDA	**4,965**	3,539	**40%**	7,275	(32)%
EBITDA margin[2]	36%	32%	-	44%	-
Attributable PAT (Before Exceptional and DDT)[3]	**1,525**	763	**2.0x**	2,970	(49)%
Attributable PAT (Before Exceptional)	**1,525**	754	**2.0x**	2,816	(46)%
EPS (Rs./share) (Before Exceptional and DDT)	4.37	2.57		10.02	
EPS (Rs./share) (Before Exceptional)	4.37	2.54		9.51	
Gross Debt[4]	67,342	66,519		71,569	
Cash	48,318	52,299		63,471	
Net Debt	19,024	14,220		8,099	
Net Debt/EBITDA (LTM)	0.8	1.0		0.4	
Net Gearing	20%	15%		10%	

Notes: 1. Excluding change in Zinc India temporary borrowing from Rs. 7,908 crore (in Q4 FY 2017) to Rs. 6,959 crore and Preference shares of Rs. 3,010 crore issued pursuant to Cairn merger
2. Excludes custom smelting at Copper India and Zinc-India operations
3. In view of clarification issued by Ind-AS Transition Facilitation Group, the Group has revised the accounting for dividend distribution tax (DDT) on profits of subsidiaries. Hence the previous periods have been restated to give effect of the same
4. Gross Debt of Q1 FY 2018 includes preference shares of Rs 3,010 crore issued pursuant to Cairn Merger.

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 10

EBITDA Bridge (Q1 FY2018 vs. Q1 FY2017)

Q1 FY2018 vs. Q1 FY2017 (In Rs. crore)

Zinc & Lead 990 Aluminum 485

Brent 100 Zinc India 582 Brent Discount 96 Aluminum 184 Metal Premium (35) Others (82) 6,000 Iron ore (252) Rupee 315 Power (204) ZAR/NAD 59

1,384 242 183 119 132 4,965

5,000 374 480

22 4 4,289

4,000

3,539

Operational 3,000 Rs. 544 crore Market & Regulatory Rs. 750 crore

2,000 1,000

0

Q1 FY17 LME/ Brent / Input Currency Regulatory Profit Adjusted Volume Cost & Cost base, Others Q1 FY18 Premiums Commodity Petroleum EBITDA marketing technology Net Inflation Initiatives

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 11

Income Statement

- **Depreciation & Amortization**
  - Lower q-o-q and y-o-y due to change in depreciation method in Oil & Gas business from 2P to 1P reserve based on guidance under Ind-AS w.e.f. 1st April.
  - Additionally, q-o-q there was lower ore production at Zinc India as per mine plan
- **Finance cost**
  - Higher q-o-q and y-o-y due to temporary borrowing at Zinc India and interest on pref. shares issued, partially offset by repayment of debt and lower interest rates
  - Additionally, y-o-y capitalisation of Aluminium & Power capacities led to increased cost
- **Other income**
  - Higher q-o-q on account of higher MTM gain on investments, partially offset by lower investment corpus
  - Lower y-o-y mainly on lower investment corpus at Zinc India given record dividend payout of Rs. 27,157 crore during FY 17 and lower MTM gain

In Rs. crore	Q1 FY'18	Q1 FY'17	Q4 FY'17
Revenue	18,203	14,364	22,371
EBITDA	4,965	3,539	7,275
Depreciation & amortisation	(1,386)	(1,550)	(1,604)
Finance Cost	(1,592)	(1,393)	(1,503)
Other Income	1,055	1,271	921
Exceptional item[1]	-	-	(114)
Taxes	(681)	(403)	(636)
Taxes - DDT	-	(9)	(154)
Taxes on exceptional item	-	-	(34)
Profit After Taxes (before exceptional and DDT)	2,270	1,367	4,528
Profit After Taxes (before exceptional)	2,270	1,358	4,374
Profit After Taxes	2,270	1,358	4,226
Attributable profit (before exceptional and DDT)[2]	**1,525**	**763**	**2,970**
Attributable profit (before exceptional)[2]	**1,525**	**754**	**2,816**
Attributable PAT	1,525	754	2,647
Minorities % (before exceptional)	33%	44%	36%

Note 1. Exceptional Items in FY2017 of (Rs. 114) Crore is primarily relating to write off on exploratory assets

2. In view of clarification issued by Ind-AS Transition Facilitation Group, the Group has revised the accounting for dividend distribution tax (DDT) on profits of subsidiaries. Hence the previous periods have been restated to give effect of the same

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 12

Net Debt for Q1 FY2018

(In Rs. crore)

20,000

419 19,024 4,131 1,098 3,010 18,000 3,306

16,000 ,

15,322

14,000

12,000 FCF Post Capex Rs. (273) crore

10,000

8,099 8,000

6,000

Net Debt Dividends Net Debt Pref. shares on CF from WC Movements Capex Translation & Net Debt 1st Apr 2017 Paid after dividends Cairn merger Operations Others 30th June 17

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 13

Strong Credit Profile and Balance Sheet

Maturity Profile of Term Debt ($6.1bn) (as of 30th June 2017)

Subsidiaries Standalone

1.3

1.0 1.2 0.4 1.0

0.4 0.9 0.3 0.7 0.3 0.4 0.9 0.4 0.8 0.7 0.6 0.4 0.4 FY2018 FY2019 FY2020 FY2021 FY2022 FY2023 & Later

Term debt of $6.1bn ($3.9bn at Standalone and $2.2bn at Subsidiaries)

Maturity profile shows term debt (excludes working capital of $0.3bn, short term debt of $2.4bn and short term borrowing at HZL of $1.1bn)

? Gross debt reduction and maturity extension

? Gross debt reduced by Rs. 6,2881 crore; further reduction by c. Rs. 2,500 crore post 30 June? Benefitting from competitively priced capital market instruments ? Reduction in bank term loan interest by 80-100bps

? Strong liquidity: Cash and liquid investments of $7.5bn and undrawn committed lines of $1.1bn

Note 1. Excludes change in Zinc India temporary borrowing from Rs 7,908 crore (Q4 FY 2017) to Rs 6,959 crore and Preference shares of Rs 3,010 crore issued pursuant to Cairn merger

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 14

Financial Priorities: Strong shareholder returns while continuing to strengthen Balance Sheet

Disciplined Capital ? Continued focus on generating cash flows from ramp up of assets

Allocation;? Optimization of opex

focus on FCF? Further improvement in credit rating to AA+

Deleveraging; ? Continued reduction in gross debt

Strong Liquidity ? Debt being refinanced at longer maturities and lower interest cost

Focus? Strong Liquidity Focus

? Delivering on savings program

Cost Savings

? Cost in 1st/2nd quartile of cost curve across all businesses

Long Term

? Dividend policy announced

Shareholder Value

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 15

Vedanta Limited

Q1 FY2018 Results

25 July 2017

Business Review

Tom Albanese, Chief Executive Officer Sudhir Mathur, Acting CEO ?Cairn Oil & Gas

Operational Excellence

Vedanta well-positioned to benefit from strong Zinc fundamentals

Refined Zinc inventory (mt) at 7 year lows, supporting zinc

Global Zinc demand (by industry) prices

Consumer Industrial products

LME SHFE Zinc LME $/t (RHS) machinery

1.8 3,500 6% 7%

1.6 3,000 1.4 2,500 1.2

1.0 2,000 Infrastructure Construction 16% 50%

0.8 1,500 0.6 0.4 1,000

0.2 500 Transport

0.0 0 21% Jul-10 Jul-11 Jul-12 Jul-13 Jul-14 Jul-15 Jul-16 Jul-17

India’s zinc consumption expected to grow rapidly over next Low TCs reflect tightness in concentrate market decade

400 China Zinc consumption (indexed)

1.8

Zn Spot TC ($/t) India 350

US

300 1.6 South Korea 250 Germany 200 1.4 Japan Global

150

100 1.2

50 1.0

0

00—01—02 — 03 04 — 05 06 — 07—08 09 — 10 11—12—13—14 — 15 16—17 -

Ju n n Ju n Ju n Ju Ju n Ju n Ju n Ju n n Ju n Ju n Ju Ju n Ju n n Ju n Ju n Ju Ju n Ju n 08.

Sources: Bloomberg, Wood Mackenzie

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 17

Zinc India

Q1 FY2018 Results

- MIC at 233kt; refined zinc-lead production at 228kt
- Refined silver production at 115 tonnes
- CoP at $973/t; higher q-o-q mainly due to lower production as per mine plan, input commodity costs and lower acid realization

Projects – key highlights

- Capacity expansion to 1.2mtpa by FY2020 on track
- RAM U/G mine ramp-up progressing well; equipping of main shaft completed and production to start in Q3 FY2019
- SK mine main shaft headgear erection completed; production to start in Q2 FY2019
  - Awarded order for 1.5mtpa new mill, targeted commissioning in Q2 FY19; to take capacity to 5.8mtpa
- Zawar mill expansion upgraded to 2.7mtpa; expected completion in Q2 FY2018
- Silver refinery EC received for 625tpa from 500tpa
- The fumer project progressing as per schedule; expected to be completed by mid FY 2019

Outlook

- FY2018 integrated Zn-Pb production c.950kt; silver 500t+
- CoP expected to be slightly higher than last year due to input commodity prices



Sindesar Khurd mine


Current Pit
South Shaft
North Shaft
Stopes
Main Shaft
Present Working @
-80mRL, -105mRL , -130mRL ,
-155mRL , -180mRL , -205mRL
Decline reached @ -230mRL
Planned UG Ventilation Design
Ultimate Pit
Planned UG mine Design

Rampura Agucha Mine – Longitude Vertical Section

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION
18

Zinc International

Q1 FY2018 Results

- Production at 32kt: Skorpion at 14kt, BMM at 18kt
- CoP at $1690/t, higher q-o-q, driven by lower production at Skorpion due to planned shutdown at the acid plant in June
- Higher sales volume at BMM helped deliver 132% higher EBITDA q-o-q

Projects

- Skorpion pit 112 extension
  - Work commenced in April 2017
  - Outsourced mining; ore extraction from H2 FY2018
  - Potential to increase life of mine by 3 years
- Continued focus on exploration program across all the locations (>$10mn)

FY2018 Outlook

- Production of c.160kt; CoP at c. $1500/t

Significant progress at 250kt Gamsberg project

- On target for first production by mid CY2018 and on budget for a capex target of $400mn
- Critical milestone of completion of the North Access Ramp achieved; north pit pre-stripping fully ramped up
- Major contractors mobilised; site activities including civil, power lines and water lines in full swing
- Outsourced mining contract progress - Waste pre-stripping as per plan, 22.5mt of waste moved to date
- First phase expected to have a mine life of 13 years

Mining progress





North Access Ramp



Ball Mill Foundation



Electric Substation

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 19

Cairn Oil & Gas

Q1 FY 2018 Results

? Gross average production at 187,203 boepd? Rajasthan production at 159,351 boepd? Offshore production at 27,852 boepd

? RJ Mangala EOR production stable at 56 kboepd in Q1

? Commenced production from two more satellite fields viz Kaam West-2 and Guda

Rajasthan: Mangala Processing Terminal

? Operating cost Cairn has one of the lowest operating costs globally

Brazil 32

? RJ waterflood operating cost at $ 4.3/boe, reduced United Kingdom 31

Canada 22 by 5.5% q-o-q Colombia MPT: 20 Facility modifications

Angola 17 Nigeria 15

? RJ blended cost including EOR at $6.2/boe, reduced United States 15 by 1.2% q-o-q China 14

Venezuela 14 Norway 12

FY 2018 Outlook Kazakhstan 12 (US$/bbl)

Mexico 11

? Rajasthan production expected at 165 kboepd with further Russia 8 potential upside from growth projects Libya 7

Algeria 7

Cairn 6

? Net capex estimated at $250mn Iran 6? 90% for development including EOR, Tight oil and Tight UAE 6

Iraq 5

gas projects Saudi Arabia 5? 10% for Exploration and Appraisal Kuwait 5

Source: For peer company Opex—Rystad Energy, Nov 2015

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 20

Cairn Oil & Gas

Key Projects

RDG Gas project

- Phase-1: 40-45 mmscfd by Q2 FY2018
- Phase-2: Gas production of 100mmscfd and condensate production of 5kboed by H1 CY2019;
  - Drilling rig contract awarded, tendering for new gas processing terminal is underway

Key Oil projects

- Mangala Infill:15 well drilling campaign commencing from end July 2017, first Oil expected from Q2 FY2018
- Liquid handling: Upgrading infrastructure to support incremental oil volumes in phased manner
- Bhagyam EOR: Polymer injection in select wells for incremental volumes
- Aishwariya EOR: Successfully completed the injectivity test. FDP under discussion with JV Partner
- Aishwariya Barmer Hill: Production from appraisal wells commenced from July 2017, Phase-2 project execution to begin in FY2018

Exploration

- Studies contract awarded for Shallow Oil Prospects and Deep Gas Prospects with the objective of enhancing the prospect resource base in the Barmer Basin at Rajasthan



Rajasthan: Raageshwari Gas Terminal

Summary of key projects

Key Projects	EUR[1] (mmboe)	Capex (US$m)
RDG	86	440
Mangala Infill	4	40
Liquid Handling	12	120
Bhagyam EOR	25	100
Aishwariya EOR	15	60
Aishwariya Barmer Hill	32	195

Note 1. Estimated Ultimate Recovery

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION

1

Aluminium

Q1 FY2018 Results

- Aluminium production of 352kt and Alumina 303kt
  - Aluminum CoP at $1,727/t, higher q-o-q due to higher input and power costs and INR appreciation
  - Alumina CoP at $312/t vs. $408/t for imported alumina

Operations

- 500kt Jharsuguda-I smelter: outage in April 2017 impacted 228 of the 608 pots; 35 pots re-started, full ramp-up by Q3 FY2018
- Ramp-up at 1.25mt Jharsuguda-II smelter:
  - 1st line: 187 pots operational, full ramp up by Q3 FY2018
  - 2nd line: Fully ramped up and capitalized in Q4 FY2017
  - 3rd line: 152 pots operational, full ramp up by Q3 FY2018
  - 4th line: Under evaluation
- 325kt BALCO-II: Fully operational and capitalised in Q1

FY 2018 Outlook

- Aluminium production 1.5 to 1.6mt (excl. trial run); Alumina production 1.5 to 1.6mt
- CoP estimated at $1575-1600/t for H2 FY2018; Q2 CoP estimated at c. $1700/t
- Bauxite production from BALCO mines estimated at 1.8-2mt
- Working with Odisha State Government on allocation of bauxite

Aluminium Costs and Margins (in $/t, for Q1 FY2018)



Q4 '17
1710
45
86
1,982
(645)
(548)
(298)
(44)
$447/t
(150)
(299)
(2)
1,909
98
63
2,070
(751)
(609)
(367)
(72)
271
(172)
(339)
(240)
LME
Ingot Premium
Value Addition
Total Realisation
Alumina Cost
Power Cost
Other Hot Metal Costs
Conversion Costs & others
EBITDA
Dep
Int
PBT

Movements in Aluminium COP (in $/t)



1,492
53
40
97
45
1,727
Uncontrollable and One offs
Q4 FY2017
INR appreciation
Outage related
Inflation & input cost
Operational
Q1 FY2018

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 2

Power

Q1 FY 2018 Results

- TSPL
  - Plant was out of production for c. 2months, due to fire at coal conveyor in April 2017
  - All 3 units restarted in end Jun 2017, currently running at availability of 90%.
  - Targeting availability of 70%+ for FY2018
- Other IPP's
  - BALCO 600MW: Stable PLF of 68%
  - Jharsuguda 600MW: PLF of 47%
  - MALCO 100MW: Under care and maintenance from 26th May 2017

Coal outlook

- Higher production by Coal India has resulted in reduced reliance on imports
  - Temporary disruptions in domestic coal supply during Q1 led to increase in power cost
- Coal linkage of 2mtpa secured in July, in addition to 6mtpa linkage secured in Q2 FY2017
  - Domestic linkages to contribute to long-term coal security at competitive prices

Power Generation Capacity – c. 9GW


IPP: 3.6GW
41%
59%
CPP:5.1GW

Increased availability of domestic coal meant lower reliance on imported coal


Domestic coal
Imported coal
160
150
140
130
120
110
100
90
80
8%
15%
10%
5%
6%
5%
0%
3%
3%
Q1'16
Q2'16
Q3'16
Q4'16
Q1'17
Q2'17
Q3'17
Q4'17
Q1'18
VED: Wtd avg coal cost¹
Global thermal coal price¹

Note: Above data is for CPP's and IPP's at Jharsuguda and BALCO
1. Indexed to 100, Mix is at normalized GCV

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION
3

Iron Ore and Copper India

Q1 FY 2018 Results Iron Ore

? Sales of 2.32mt and production of 3.24mt

? Lower sales at Goa due to low pricing & widening of discounts from benchmark grade? Beneficiation & blending in process to improve realisations and margins? Karnataka achieved c.50% of allocated annual mining cap in Q1? Lower sales on muted e-auctions? Beneficiation of ore resulted in stronger prices: c.$24/t ? FY2018 production allocation: 5.5mtpa at Goa & 2.3mtpa at Karnataka

Iron Ore Mine in Goa

? Engaged with respective state governments for additional allocation

Copper India

? Production at 90kt; advanced the maintenance shutdown to balance concentrate market disruptions? Global concentrate supply has recovered/ normalised? Tc/Rc’s lower at 20.8 c/lb; c.80% of concentrate requirements is sourced through long-term agreements? Net cost of conversion higher y-o-y due to lower volumes, higher input prices and lower acid credits? FY2018 production estimated at 400kt? 400ktpa smelter expansion being evaluated

Tuticorin Copper Smelter

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 4

Vedanta Limited: A diversified resources company, with low cash cost positions, market leading growth and strong balance sheet

Commodity diversification1 Attractive cost position

I II III IV

Size of circle Zinc denotes India EBITDA

Zinc Intl. contribution

Peers O&G

Copper Aluminium India

% Revenue (CY 2016) Iron ore

Oil and Gas Zinc Aluminium Copper Power Iron Ore Coal Precious Other

Sector leading growth Strong balance sheet

Peer Companies

3%

. 60% equiv 0% 50%

Cu CAGR g 2 40% Vedanta Ltd

(3%)

CRISIL rating AA

2018E Gearin 30%

(6%) 20% – production

(9%) 10% 2016A 0%

0.0 0.5 1.0 1.5 2.0 2.5 3.0

(12%)

Peers Net Debt/EBITDA3

Peers include BHP Billiton, Rio Tinto, Anglo American, Glencore, Teck Resources, Freeport and Hindalco

Source: Consensus, Company filings, Bloomberg, Wood Mackenzie, CRU for Aluminium ; Company data for Vedanta

Notes: 1. All companies have been calenderised to a Dec YE; Glencore revenue split accounts only for their ‘Industrial activities’; Revenues from copper smelting for Vedanta Ltd and Hindalco are based on benchmark Tc/Rc

2. Gearing is calculated as Net debt divided by the sum of Net debt and Equity (based on reported numbers)

3. EBITDA as per CY 2017 consensus estimates

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 5

Vedanta Limited

Q1 FY2018 Results

25 July 2017

Q & A

Guidance

Segment	FY18e	Comments
Zinc India	Zinc-Lead Integrated: 950kt Silver volume: +500 tonnes CoP ($/t): slightly higher than FY2017	
Zinc International	Zinc-Lead volume: c.160kt CoP: c.$1,500/t	Gamsberg expected CoP: $1000-1,150/t
Oil & Gas	RJ Gross Volume: 165kboepd Ravva Gross volume: 16kboepd Cambay Gross volume: 10kboepd	
Aluminium	Alumina: 1.5-1.6mt Aluminium: 1.5-1.6mt (excl. trial-run) Aluminium COP: For Q2 - c. $1,700/t; For H2 - $1,575-1,600/t	Earlier guidance on aluminium CoP for FY2018 was $1,475-1,500/t, with Q1 likely to be higher
Power	TSPL plant availability: 70%+	Earlier guidance: 75%+
Iron Ore	5.5mtpa at Goa and 2.3mtpa at Karnataka	Engaged with respective State Governments for additional allocation
Copper - India	Production: 400kt	

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 7

Entity Wise Cash and Debt

(in Rs. crore)

30 June 2017 31 March 2017 30 June 2016 Company

Debt Cash & LI Net Debt Debt Cash & LI Net Debt Debt Cash & LI Net Debt

Vedanta Limited

42,711 16,698 26,013 43,233 2,316 40,917 35,729 1,216 34,513 Standalone

Cairn India1 NA NA NA—27,646 (27,646)—23,565 (23,565) Cairn India Holdings

2 4,155 6,759 (2,604) NA NA NA NA NA NA

Limited

Zinc India 6,959 23,967 (17,009) 7,908 32,166 (24,258) 3,911 26,839 (22,928) Zinc International—614 (614)—907 (907)—600 (600) BALCO 4,765 102 4,663 4,925 63 4,862 4,897 12 4,885

Talwandi Sabo 8,029 70 7,960 8,012 191 7,821 7,419 23 7,396 Twin Star Mauritius Holdings Limited and 723 108 615 7,491 182 7,310 14,563 44 14,519 Others3

Vedanta Limited

67,342 48,318 19,024 71,569 63,471 8,099 66,519 52,299 14,220 Consolidated

Notes: Debt numbers are at Book Value and excludes inter-company eliminations.

1. Merged with Vedanta Limited with effect from April 2017.

2. Cairn India Holdings Limited is a subsidiary of Vedanta Limited which holds 50% of the share in the RJ Block

3. Others includes MALCO Energy, CMT, VGCB, Sesa Resources, Fujairah Gold, and Vedanta Limited’s investment companies.

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 8

Debt Breakdown & Funding Sources

Diversified Funding Sources for Term Debt of $6.1bn Debt Breakdown

(as of 30th June 2017) (as of 30 June 2017)

2%

Debt breakdown as of 30 Jun

(in $bn) 15% 2017

Term Loans-INR

Term debt 6.1 Bonds-INR Working capital 0.3

47%

Term Loans-USD Short term borrowing 2.4 Short term borrowing at HZL 1.1 36% Short term loans-USD Preference shares issued pursuant 0.5 to merger

Total consolidated debt 10.4

Cash and Liquid Investments 7.5 Net Debt 2.9

• Term debt of $ 3.9bn at Standalone and $2.2bn at Debt breakup ($10.4bn)

Subsidiaries, total consolidated $6.1bn—INR Debt 90%

- USD Debt 10%

Note: USD–INR: Rs. 64.7379 at 30 June 2017

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 9

Segment Summary – Oil & Gas

Q1 Q4 Full Year OIL AND GAS (boepd) FY 2018 FY 2017 % change YoY FY2017 FY 2017 Average Daily Total Gross Operated Production (boepd)* 196,656 206,455 -5% 194,343 199,574 Average Daily Gross Operated Production (boepd) 187,203 196,861 -5% 184,585 189,926

Rajasthan 159,351 166,943 -5% 157,338 161,571 Ravva 18,361 19,637 -6% 17,769 18,602 Cambay 9,491 10,281 -8% 9,477 9,753

Average Daily Working Interest Production (boepd) 119,473 125,391 -5% 117,926 121,186

Rajasthan 111,546 116,860 -5% 110,137 113,100 Ravva 4,131 4,418 -6% 3,998 4,185 Cambay 3,796 4,113 -8% 3,791 3,901

Total Oil and Gas (million boe)

Oil & Gas- Gross 17.04 17.91 -5% 16.61 69.32 Oil & Gas-Working Interest 10.87 11.41 -5% 10.61 44.23

Financials (In Rs. crore, except as stated)

Revenue 2,275 1,885 21% 2,131 8,204 EBITDA 1,385 794 74% 1,121 4,013

Average Oil Price Realization ($ / bbl) 44.9 37.9 18% 47.7 43.3

Brent Price ($/bbl) 49.6 45.6 9% 53.7 48.6

* Including internal gas consumption

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 10

Segment Summary – Oil & Gas (contd.)

Q1 Q4 Full Year OIL AND GAS (boepd) FY 2018 FY 2017 % change YoY FY2017 FY 2017 Average Daily Production

Gross operated 187,203 196,861 -5% 184,585 189,926 Oil 179,892 190,305 -5% 180,914 184,734 Gas 44 39 12% 22 31 Working Interest 119,473 125,391 -5% 117,926 121,186

Rajasthan (Block RJ-ON-90/1)

Gross operated 159,351 166,943 -5% 157,338 161,571 Oil 155,952 164,547 -5% 156,737 159,939 Gas (Mmscfd) 20 14 42% 4 10 Gross DA 1 142,148 150,699 -6% 141,886 146,423 Gross DA 2 16,988 16,244 5% 15,452 15,148 Gross DA 3 215 — -Working Interest 111,546 116,860 -5% 110,137 113,100

Ravva (Block PKGM-1)

Gross operated 18,361 19,637 -6% 17,769 18,602 Oil 16,053 17,014 -6% 16,122 16,566 Gas (Mmscfd) 14 16 -12% 10 12 Working Interest 4,131 4,418 -7% 3,998 4,185

Cambay (Block CB/OS-2)

Gross operated 9,491 10,281 -8% 9,477 9,753 Oil 7,887 8,744 -10% 8,055 8,228 Gas (Mmscfd) 10 9 4% 9 9 Working Interest 3,796 4,113 -8% 3,791 3,901

Average Price Realization

Cairn Total (US$/boe) 44.7 38.0 18% 47.7 43.3 Oil (US$/bbl) 44.9 37.9 18% 47.7 43.3 Gas (US$/mscf) 6.7 7.1 -6% 6.0 6.9

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 11

Segment Summary – Zinc India

Production *(in '000 tonnes, or as stated)*	Q1 FY 2018	Q1 FY 2017	Q1 % change YoY	Q4 FY2017	Full Year FY 2017
Mined metal content	233	127	84%	312	907
Refined Zinc – Total	194	102	90%	215	672
Refined Zinc – Integrated	194	101	92%	215	670
Refined Zinc – Custom	-	1	-	-	2
Refined Lead - Total [1]	35	25	42%	45	139
Refined Lead – Integrated	35	25	42%	45	139
Refined Lead – Custom	-	-	-	-	-
Refined Saleable Silver - Total (in tonnes) [2]	115	89	30%	139	453
Refined Saleable Silver - Integrated (in tonnes)	115	89	30%	139	453
Refined Saleable Silver - Custom (in tonnes)	-	-	-	-	-
Financials *(In Rs. crore, except as stated)*					
Revenue	4,477	2,442	83%	6,174	16,940
EBITDA	2,369	1,077	120%	3,745	9,528
Zinc CoP without Royalty (Rs. /MT) [3]	62,700	61,400	2%	53,200	55,700
Zinc CoP without Royalty ($/MT) [3]	973	918	6%	794	830
Zinc CoP with Royalty ($/MT) [3]	1,317	1,168	13%	1,152	1,154
Zinc LME Price ($/MT)	2,596	1,918	35%	2,780	2,368
Lead LME Price ($/MT)	2,161	1,719	26%	2,278	2,005
Silver LBMA Price ($/oz)	17.2	16.8	2%	17.4	17.8

1. *Excludes captive consumption of 1,956 tonnes in Q1 FY 2018 vs 1,084 tonnes in Q1 FY 2017 & 1,633 tonnes in Q4 FY 2017.*
2. *Excludes captive consumption of 10.2MT in Q1 FY 2018 and 5.5 MT in Q1 FY 2017 & 8.7 MT in Q4 FY 2017.*
3. *The COP numbers are after adjusting for deferred mining expenses under Ind-AS. Without this adjustment, Zinc CoP per MT would have been Rs. 63,100 ($980) as compared with Rs. 76,500 ($1142) in Q1 FY 2017 and Rs. 48,500 ($723) in Q4 FY 2017 and Rs 55,900 ($ 833) in FY 2017*

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 12

Segment Summary – Zinc International

Q1 Q4 Full Year Production (in’000 tonnes, or as stated)

FY 2018 FY 2017 % change YoY FY2017 FY 2017

Refined Zinc – Skorpion 14 24 (42)% 21 85 Mined metal content- BMM 18 19 (4)% 20 70 Mined metal content- Lisheen – – – – –

Total 32 43 (25)% 41 156

Financials (In Rs. Crore, except as stated)

Revenue 801 453 77% 504 2,230 EBITDA 321 251 28% 138 928 CoP – ($/MT) 1,690 1,226 38% 1,439 1,417 Zinc LME Price ($/MT) 2,596 1,918 35% 2,780 2,368 Lead LME Price ($/MT) 2,161 1,719 26% 2,278 2,005

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 13

Segment Summary – Copper India

Q1 Q4 Full Year Production (in ’000 tonnes, or as stated) % change FY 2018 FY 2017 FY2017 FY 2017 YoY

Copper—Mined metal content ? ? ? ?Copper—Cathodes 90 100 (10)% 103 402 Tuticorin power sales (million units) 30 60 (51)% 64 200

Financials (In Rs. crore, except as stated)

Revenue 5,048 4,654 8% 6,498 21,018 EBITDA 213 441 (52)% 434 1,693

Net CoP – cathode (US¢/lb) 8.4 5.9 42% 4.8 5.0

Tc/Rc (US¢/lb) 20.8 22.9 (9)% 23.8 22.4 Copper LME Price ($/MT) 5,662 4,729 20% 5,831 5,152

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 14

Segment Summary – Iron Ore

Particulars (in million dry metric tonnes, or Q1 Q4 Full Year as stated) % change FY 2018 FY 2017 FY2017 FY 2017 YoY

Sales 2.3 2.6 ?12% 3.0 10.2 Goa 1.9 2.1 ?11% 2.3 7.4 Karnataka 0.4 0.5 ?15% 0.7 2.7

Production of Saleable Ore 3.2 3.2 1% 3.7 10.9

Goa 2.2 2.4 ?10% 3.7 8.8

Karnataka 1.1 0.8 36% ? 2.1

Production (’000 tonnes)

Pig Iron 163 181 ?10% 182 708

Financials (In Rs. crore, except as stated)

Revenue 687 970 ?29% 1,264 4,129

EBITDA 40 363 ?89% 387 1,322

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 15

Segment Summary – Aluminium

Particulars (in'000 tonnes, or as stated)	Q1			Q4	Full Year
	FY 2018	FY 2017	% change YoY	FY2017	FY 2017
Alumina – Lanjigarh	303	275	10%	313	1,208
Total Aluminium Production	352	244	44%	353	1,213
Jharsuguda-I	92	129	-29%	132	525
Jharsuguda-II [1]	120	28	328%	100	261
245kt Korba-I	63	63	0%	64	256
325kt Korba-II [2]	77	24	221%	57	171
BALCO 270 MW (MU)	-	-	-	-	-
Jharsuguda 1800 MW (MU)	-	355	-	-	511
Financials *(In Rs. crore, except as stated)*					
Revenue	4,236	2,758	54%	4,317	13,686
EBITDA – BALCO	175	64	173%	356	698
EBITDA – Vedanta Aluminium	353	205	72%	634	1,608
EBITDA Aluminum Segment	**528**	**269**	**96%**	**990**	**2,306**
Alumina CoP – Lanjigarh ($/MT)	312	292	7%	290	282
Alumina CoP – Lanjigarh (Rs. /MT)	20,100	19,600	3%	19,400	18,900
Aluminium CoP – ($/MT)	1,727	1,476	16%	1,492	1,463
Aluminium CoP – (Rs. /MT)	111,300	98,800	12%	99,900	98,200
Aluminum CoP – Jharsuguda ($/MT)	1,692	1,459	15%	1,493	1,440
Aluminium CoP – Jharsuguda(Rs. /MT)	109,100	97,700	12%	100,000	96,600
Aluminum CoP – BALCO ($/MT)	1,780	1,504	17%	1,489	1,506
Aluminium CoP – BALCO (Rs. /MT)	114,700	100,700	13%	99,800	101,100
Aluminum LME Price ($/MT)	1,909	1,572	21%	1,851	1,688

1. *Including trial run production of 19 kt in Q1 FY2018 and 13kt in Q1 FY2017*
2. *Including trial run production of 15 kt in Q1 FY2018 and 6 kt in Q1 FY2017.*

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION

16

Segment Summary – Power

Q1 Q4 Full Year Particulars (in million units) % change FY 2018 FY 2017 FY2017 FY 2017 YoY

Total Power Sales 1,838 3,010 ?39% 3,462 12,916

Jharsuguda 600 MW 564 892 ?37% 952 3,328

BALCO 600 MW 551 607 ?9% 793 2,609 MALCO 4 90 ?96% 46 190

HZL Wind Power 156 148 5% 75 448

TSPL 563 1,272 ?56% 1,596 6,339

Financials (in Rs. crore except as stated)

Revenue 733 1,182 ?38% 1,509 5,608 EBITDA 110 338 ?67% 466 1,642

Average Cost of Generation(Rs. /unit) ex. TSPL 1.87 1.99 ?6% 1.98 2.02 Average Realization (Rs. /unit) ex. TSPL 2.71 2.77 ?2% 2.71 2.81

TSPL PAF (%) 20% 72% 85% 79%

TSPL Average Realization (Rs. /unit) 4.68 4.52 (4%) 4.70 4.68 TSPL Cost of Generation (Rs. /unit) 4.79 3.57 (34%) 3.85 3.75

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 17

Sales Summary

Sales volume Q1 FY2018 Q1FY2017 Q4 FY 2017 FY 2017

Zinc-India Sales

Refined Zinc (kt) 190 120 217 696 Refined Lead (kt) 34 23 47 138 Zinc Concentrate (DMT) — 27 27 Lead Concentrate (DMT) — —Total Zinc (Refined+Conc) kt 190 120 243 723 Total Lead (Refined+Conc) kt 34 23 47 138 Total Zinc-Lead (kt) 224 143 290 861

Silver (moz) 3.6 2.8 4.4 14.4

Zinc-International Sales

Zinc Refined (kt) 12 18 22 86 Zinc Concentrate (MIC) 15 6 3 21 Total Zinc (Refined+Conc) 27 24 24 107 Lead Concentrate (MIC) 18 10 3 33 Total Zinc-Lead (kt) 45 34 28 140

Aluminium Sales

Sales—Wire rods (kt) 86 86 90 323 Sales—Rolled products (kt) 6—8 18 Sales—Busbar and Billets (kt) 52 27 41 145 Total Value added products (kt) 144 113 138 486 Sales—Ingots (kt) 195 119 233 723 Total Aluminium sales (kt) 338 232 371 1,209

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 18

Sales Summary

Sales volume

Q1 FY Q1FY Q4FY FY Q1 FY2018 Q1FY2017 Q4FY 2017 FY 2017 Sales volume 2018 2017 2017 2017 Power Sales (mu)

Jharsuguda 600 MW 564 892 952 3,328 Iron-Ore Sales TSPL 563 1,272 1,596 6,339

Goa (mn DMT) 1.9 2.1 2.3 7.4 BALCO 270 MW — —Karnataka (mn DMT)1 0.4 0.5 0.7 2.7

BALCO 600 MW 551 607 793 2,609

Total (mn DMT) 2.3 2.6 3.0 10.2 MALCO 4 90 46 190 Pig Iron (kt) 134 169 202 714 HZL Wind power 156 148 75 448 Copper-India Sales Total sales 1,838 3,010 3,462 12,916 Copper Cathodes (kt) 38 43 53 192 Power Realisations (INR/kWh)

Copper Rods (kt) 51 55 51 207 Jharsuguda 600 MW 2.39 2.29 2.45 2.41 Sulphuric Acid (kt) 108 168 113 499 TSPL2 4.68 4.52 4.70 4.68 Phosphoric Acid (kt) 46 43 53 199 BALCO 270 MW ——

Balco 600 MW 2.67 2.86 2.82 2.93 MALCO 3.07 4.83 4.27 5.39 HZL Wind power 4.00 4.04 3.84 3.96 Average Realisations1 2.71 2.77 2.71 2.81

Power Costs (INR/kWh)

Jharsuguda 600 MW 1.97 1.86 1.97 1.97 TSPL2 4.79 3.57 3.85 3.75

BALCO 270 MW — —

Balco 600 MW 2.13 2.29 1.92 2.14 MALCO 18.57 3.70 4.56 4.40 HZL Wind power 0.20 0.51 1.05 0.69 Average costs1 1.87 1.99 1.98 2.02

1. Average excludes TSPL

2. Based on Availability

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 19

Group Structure



Vedanta Resources Plc
79.4%
50.1%
Konkola Copper Mines (KCM)
Vedanta Ltd
Divisions of Vedanta Limited
Sesa Iron Ore
Sterlite Copper (Tuticorin)
Power (600 MW Jharsuguda)
Aluminium (Odisha aluminium and power assets)
Cairn Oil & Gas*
Subsidiaries of Vedanta Ltd
64.9%
51%
100%
100%
100%
100%
100%
Zinc India (HZL)
Bharat Aluminium (BALCO)
Western Cluster (Liberia)
Skorpion & Lisheen - 100% BMM-74%
Talwandi Sabo Power (1,980 MW)
MALCO Power (100 MW)
Australian Copper Mines
Zinc International
Listed entities
Unlisted entities

Note: Shareholding as on June 30, 2017
**50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd*

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 20

Results Conference Call Details

Results conference call is scheduled at 6:00 PM (IST) on Tuesday, 25 July 2017. The dial-in numbers for the call are given below:

Event Telephone Number

Mumbai main access Earnings conference call on July 25, India – 6:00 PM (IST) +91 22 3938 1017 2017 Toll Free number

1 800 120 1221

1 800 200 1221

Singapore – 8:30 PM (Singapore Toll free number

Time) 800 101 2045

Hong Kong – 8:30 PM (Hong Kong Toll free number

Time) 800 964 448

UK –1:30PM (UK Time) Toll free number

0 808 101 1573 Toll free number

US –8:30AM (Eastern Time) 1 866 746 2133 http://services.choruscall.in/diamondpass/registration?confirmationNu For online registration mber=5267915

Replay of Conference Call Mumbai

(25 July 2017 to 31 July 2017) +91 22 3065 2322 Passcode: 63835#

VEDANTA LIMITED – Q1 FY2018 RESULTS PRESENTATION 21